Exhibit 99.2

ADAPTIMMUNE THERAPEUTICS PLC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

“Adaptimmune,” the “Group,” the “Company,” “we,” “us” and “our” refer to Adaptimmune Therapeutics plc and its consolidated subsidiaries.

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The Group presents its condensed consolidated financial information in pounds sterling.

All references in this report to “$” are to U.S. dollars, all references to “£” are to pounds. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the period ended September 30, 2015 have been translated into U.S. dollars at the rate as of September 30, 2015, the last business day of our quarter ended September 30, 2015, of £1.00 to $1.5116. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview:

We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on our T-cell receptor platform. We have developed a comprehensive proprietary platform that enables us to identify cancer targets in the form of peptides, which are short sequences of amino acids, find and genetically engineer T-cell receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients.

We engineer TCRs to increase their affinity to cancer-specific peptides, including our lead target peptides, NY-ESO-1 and MAGE-A10, in order to target and then destroy cancer cells in patients. Unlike current antibodies and therapies that are based on the use of chimeric antigen receptor T-cells, or CAR-Ts, our TCR therapeutic candidates are able to target intracellular as well as extracellular cancer antigens. This capability significantly increases the breadth of targets, particularly as intracellular targets are known to be more closely associated with cancer, but are inaccessible with other autologous T-cell immunotherapy approaches. We believe this approach will lead to TCR therapeutic candidates that have the potential to significantly impact cancer treatment and clinical outcomes of patients with cancer.

Results of Operations:

Comparison of the three months ended September 30, 2015 and September 30, 2014:

The following table summarizes the results of our operations for the three months ended September 30, 2015 and 2014, together with the changes to those items.

	Three months ended September 30,			Change
	2015	2015	2014	Increase/ decrease
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	3,930	2,600	944	1,656	175
Research and development expenses	(9,860)	(6,523)	(2,378)	(4,145)	174
General and administrative expenses	(4,863)	(3,217)	(1,128)	(2,089)	185
Other income	523	346	104	242	233
Operating loss	(10,270)	(6,794)	(2,458)	(4,336)	176
Finance income	8,169	5,404	235	5,169	NM
Loss before tax	(2,101)	(1,390)	(2,223)	833	(37)
Taxation credit	745	493	212	281	133
Loss for the period	(1,356)	(897)	(2,011)	1,114	(55)

NM = Not meaningful

Revenue

Revenue increased by 175% to £2.6 million for the three months ended September 30, 2015 compared to £0.9 million for the three months ended September 30, 2014.  The revenue recognized in the three months ended September 30, 2015 and September 30, 2014 relates to the upfront fee and development milestone payments received from GlaxoSmithKline, or GSK, under the GSK Collaboration and License Agreement, which are being recognized as we provide services to GSK.  The increase in our revenue for the three months ended September 30, 2015 compared to the same period in 2014 is primarily due to an increase in the services provided under the GSK Collaboration and License Agreement.

Research and Development Expenses

Research and development expenses increased by 174% to £6.5 million for the three months ended September 30, 2015 compared to £2.4 million for the three months ended September 30, 2014. Our research and development expenses are highly dependent on the phases of our research projects and therefore fluctuate from period to period.

The increase in our research and development expenses in the three months ended September 30, 2015 compared to the same period in 2014 was primarily due to the following:

•                  An increase in subcontracted expenditures, including clinical trial expenses, CRO costs and manufacturing expenses driven by increased recruitment in our clinical trials for our lead TCR therapeutic candidate targeting NY-ESO; and

•                  The increase in the average number of employees engaged in research and development from an average of 110 for the three months ended September 2015 compared to 39 for the three months ended September 30, 2014. The costs associated with this increase include salaries, share-based compensation, materials and equipment costs and depreciation of tangible fixed assets.

We have not historically tracked the internal costs of each research and development project since employees may be engaged in multiple projects at a time. In the three months ended September 30, 2015, we employed an average of 43 employees (17 employees for the three months ended September 30, 2014) working in our clinical and development teams, primarily responsible for development of our TCR therapeutic candidates targeting NY-ESO and MAGE- A10. The remainder of our scientific employees are engaged in developing our future pipeline.

Our subcontracted costs for the three months ended September 30, 2015 were £2.2 million, of which £1.5 million related to our TCR therapeutic candidate targeting NY-ESO and the remaining £0.7 million related to other projects, including our TCR therapeutic candidate targeting MAGE-A10.

General and Administrative Expenses

General and administrative expenses increased by 185% to £3.2 million for the three months ended September 30, 2015 compared to £1.1 million in the same period in 2014. The increase of £2.1 million was due to:

•                  £0.2 million of increased personnel costs, primarily due to the addition of key management and other professionals to support our growth;

•                  £0.5 million of increased share-based payment expenses;

•                  £0.5 million of increased property costs; and

•                  £0.9 million of increased other corporate costs, including additional audit, legal and investor relations costs associated with being a public company.

Other Income

Other income consists primarily of grant income generated through research and development grant programs offered by the U.K. and E.U. governments. Grant income is recognized as we incur and pay for qualifying costs and services under the applicable grant.

Other income increased to £0.3 million for the three months ended September 30, 2015 compared to £0.1 million for the three months ended September 30, 2014 due to an increase in grant income. Grant income has increased due to an increase in qualifying costs and services on projects subject to U.K. grants.

Finance Income

Finance income increased to £5.4 million for the three months ended September 30, 2015 compared to £0.2 million for the three months ended September 30, 2014.  Finance income consisted of bank interest and foreign exchange gains. Bank interest on cash balances and short-term deposits was £152,000 for the three months ended September 30, 2015 compared to £42,000 for the three months ended September 30, 2014. Net realized foreign exchange losses on foreign currency transactions were £35,000 and net unrealized foreign exchange gains were £5.3 million for the three months ended September 30, 2015 compared to net realized foreign exchange gains of £0.2 million and no unrealized gains for the three months ended September 30, 2014.

Taxation Credits

The research and development tax credit increased by 133% to £0.5 million for the three months ended September 30, 2015 compared to £0.2 million for the three months ended September 30, 2014. The increase was driven by the increase in our research and development expenditures that are eligible for research and development tax credits.

Liquidity and Capital Resources:

Sources of Funds

Since our inception, we have incurred significant net losses and negative cash flows from operations. We financed our operations primarily through an initial public offering, placements of equity securities, cash receipts under our GSK Collaboration and License Agreement, government grants and research and development tax credits. From inception through to September 30, 2015, we have raised:

•                  £195.0 million, net of issue costs, through the issuance of shares;

•                  £34.5 million upfront fees and milestones under our GSK Collaboration and License Agreement;

•                  £1.3 million of income in the form of government grants from the United Kingdom; and

•                  £2.2 million in the form of research and development tax credits.

As of September 30, 2015, we had cash and cash equivalents of £143.2 million, in addition to short-term deposits of £36.2 million. We therefore consider our total liquidity position to be £179.4 million, the sum of these two amounts. Additionally, we have £2.0 million of restricted cash. We believe that our cash and cash equivalents as of September 30, 2015 of £143.2 million coupled with the £36.2 million of current asset investments will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending for at least the next twelve months.

Cash Flows

The following table summarizes the results of our cash flows for the three months ended September 30, 2015 and 2014.

	Three months ended September 30,
	2015	2015	2014
	$	£	£
	(in thousands)

Net cash used in operating activities	(266)	(176)	(8,064)
Net cash used in investing activities	(9,837)	(6,508)	(325)
Net cash from financing activities	—	—	60,554

Cash and cash equivalents	216,531	143,246	82,270

Operating Activities

Net cash used in operating activities was £0.2 million for the three months ended September 30, 2015 compared to net cash used in operating activities of £8.1 million for the three months ended September 30, 2014.

Cash used in operating activities for the three months ended September 30, 2015 was £7.9 million lower than the cash used in operating activities in the three months ended September 30, 2014.  The cash used in operating actitivies in the three months ended September 30, 2015 includes the receipt of £5.0 million of milestone payments from GSK under the GSK Collaboration and License agreement and a net tax credit received of £1.2 million, which is partially offset by an increase in research and development costs due to the ongoing advancement of our preclinical programs and clinical trials and an increase in general and administrative expenses. The cash used in operating activities for the three months ended September 30, 2014 includes a payment of £5.0 million for VAT arising on the £25 million upfront payment received from GSK in June 2014.

The loss before taxation for the three months ended September 30, 2015 was £1.4 million, which included £1.5 million of noncash charges, which primarily relate to equity-settled share-based compensation expenses of £1.2 million. These were offset by £5.3 million of unrealized foreign exchange gains. We also had a net cash inflow of £3.9 million from changes in working capital during the period primarily due to an increase in deferred income in relation to the GSK Collaboration and License agreement of £2.4 million and an increase in trade payables and accruals of £2.2 million, partially offset by an increase in trade and other receivables of £0.8 million. In the three months ended September 30, 2015, the net tax credit received was £1.2 million.

The loss before taxation for the three months ended September 30, 2014 was £2.2 million, which included noncash items of £0.1 million. We also had a net cash outflow of £5.9 million from changes in working capital during the period predominately due to a decrease in VAT payable of £5 million.

Investing Activities

Net cash used in investing activities was £6.5 million and £0.3 million for the three months ended September 30, 2015 and 2014, respectively. These amounts include purchases of property and equipment of £4.5 million and £0.3 million for the three months ended September 30, 2015 and 2014, respectively, related predominantly to the expansion of our laboratory facilities in the United Kingdom. The net cash used in investing activities in the three months ended September 30, 2015 also includes restricted cash of £2.0 million, which provides security for letters of credit for the lease of our new research and development facility in Oxfordshire, United Kingdom.

Financing Activities

Net cash from financing activities was £nil and £60.1 million for the three months ended September 30, 2015 and 2014, respectively. Net cash from financing activities for the three months ended September 30, 2014 consisted of proceeds of £60.1 million, after the deduction of fees of £3.0 million, from issuing Series A Preferred Shares.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Company’s Annual Report on Form 20-F filed by the Company with the SEC on October 13, 2015.  There have been no material changes from the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended June 30, 2015.

CONDENSED CONSOLIDATED INCOME STATEMENTS
for the three months ended September 30,

	Note	2015	2014
		£’000	£’000

Revenue	3	2,600	944

Research and development expenses	4	(6,523)	(2,378)
General and administrative expenses	4	(3,217)	(1,128)
Other income		346	104

Operating loss		(6,794)	(2,458)
Finance income	5	5,404	235

Loss before tax		(1,390)	(2,223)
Taxation		493	212

Loss for the period		(897)	(2,011)

All of the above figures relate to continuing operations.

Basic and diluted loss per share	(0.2p	)	(1.0p	)
	Number		Number
Weighted average number of shares used to calculate basic and diluted loss per share	424,711,900		194,896,392

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the three months ended September 30,

	2015	2014
	£’000	£’000

Loss for the period	(897)	(2,011)

Other comprehensive (loss) / income
Items that are or may be reclassified subsequently to profit or loss:
Foreign exchange translation differences	(7)	6

Other comprehensive (loss) / income for the period, net of income tax	(7)	6

Total comprehensive loss for the period	(904)	(2,005)

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended September 30,

	Share capital	Share premium	Other reserve	Exchange reserve	Retained earnings	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000

Balance at July 1, 2014	182	—	20,066	110	(18,943)	1,415
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(2,011)	(2,011)
Other comprehensive loss for the period	—	—	—	6	—	6
Transactions with owners, recorded directly in equity:
Proceeds from the issue of preferred shares (note 10)	175	—	60,379	—	—	60,554
Equity-settled share based payment transactions	—	—	—	—	82	82

Balance at September 30, 2014	357	—	80,445	116	(20,872)	60,046

Balance at July 1, 2015	425	114,091	80,445	121	(29,989)	165,093
Total comprehensive loss for the period:
Loss for the period	—	—	—	—	(897)	(897)
Other comprehensive loss for the period	—	—	—	(7)	—	(7)
Transactions with owners, recorded directly in equity:
Equity-settled share based payment transactions	—	—	—	—	1,231	1,231

Balance at September 30, 2015	425	114,091	80,445	114	(29,655)	165,420

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS,

Aa of September 30, 2015 and June 30, 2015,

	Note	As of September 30, 2015	As of June 30, 2015
		£’000	£’000
Assets
Non-current assets
Property, plant & equipment	6	7,638	3,429
Intangibles		118	113
Restricted cash	7	1,980	—

		9,736	3,542

Current assets
Other current assets		89	65
Trade and other receivables		5,120	4,249
Tax receivable		1,814	2,524
Short-term deposits	8	36,187	35,164
Cash and cash equivalents	9	143,246	145,666

Total current Assets		186,456	187,668

Total assets		196,192	191,210

Equity and liabilities
Equity
Share capital	10	425	425
Share premium		114,091	114,091
Other reserve		80,445	80,445
Foreign exchange reserve		114	121
Retained earnings		(29,655)	(29,989)

Total equity		165,420	165,093

Non-current liabilities
Other payables	11	8,879	9,100

Total non-current liabilities		8,879	9,100

Current liabilities
Trade and other payables	12	21,893	16,992
Tax payable		—	25

Total current liabilities		21,893	17,017

Total equity and liabilities		196,192	191,210

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
for the three months months ended September 30,

	2015	2014
	£’000	£’000
Cash flows from operating activities
Loss for the period before tax	(1,390)	(2,223)
Adjustments for:
Depreciation	299	58
Amortization	15	—
Equity-settled share based payment expense	1,231	82
Unrealized foreign exchange gains	(5,287)	—
Bank interest income	(152)	(42)
Increase in other current assets	(24)	—
Increase in trade and other receivables	(778)	(581)
Increase/(decrease) in trade and other payables	4,679	(5,335)
Foreign exchange translation differences on consolidation	(7)	6

Cash used in operations	(1,414)	(8,035)
Net tax credit received/(paid)	1,178	(71)
Interest received	60	42

Net cash used in operating activities	(176)	(8,064)

Cash flows from investing activities
Acquisition of property, plant & equipment	(4,508)	(325)
Acquisition of intangibles	(20)	—
Movements in restricted cash	(1,980)	—

Net cash used in investing activities	(6,508)	(325)

Cash flows from financing activities
Proceeds from the issue of share capital	—	60,554

Net cash from financing activities	—	60,554

Net (decrease)/increase in cash and cash equivalents	(6,684)	52,165
Unrealised foreign exchange gain in cash and cash equivalents	4,264	—
Cash and cash equivalents at start of period	145,666	30,105

Cash and cash equivalents at period end	143,246	82,270

See accompanying notes to condensed consolidated financial statements.

1 Organization

Adaptimmune Therapeutics plc is registered in England and Wales. Its registered office is 101 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY UK.

In these Interim Financial Statements, “Adaptimmune,” the “Group,” the “Company,” “we,” “us” and “our” refer to Adaptimmune Therapeutics plc and its consolidated subsidiaries.

We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on our T-cell receptor platform. We have developed a comprehensive proprietary platform that enables us to identify cancer targets in the form of peptides, which are short sequences of amino acids, find and genetically engineer T-cell receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients.

We engineer TCRs to increase their affinity to cancer-specific peptides, including our lead target peptides, NY-ESO-1 and MAGE- A10, in order to target and then destroy cancer cells in patients. Unlike current antibodies and therapies that are based on the use of chimeric antigen receptor T cells, or CAR-Ts, our TCR therapeutic candidates are able to target intracellular as well as extracellular cancer antigens. This capability significantly increases the breadth of targets. We believe this approach will lead to TCR therapeutic candidates that have the potential to significantly impact cancer treatment and clinical outcomes of patients with cancer.

The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical programs or clinical trials, the need to obtain marketing approval for its TCR therapeutic candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s TCR therapeutic candidates, and protection of proprietary technology. If the Company does not successfully commercialize any of its TCR therapeutic candidates, it will be unable to generate product revenue or achieve profitability. At September 30, 2015, the Company had an accumulated deficit of £30 million.

2 Accounting policies

Statement of compliance

These condensed consolidated interim financials statements (the “financial statements”) have been prepared and approved by the directors in accordance with International Accounting Standard 34 “Interim Financial Statements (“IAS 34”). All accounting policies and estimates are consistent with those applied in the audited financial statements prepared to June 30, 2015 under International Financial Reporting Standards (“IFRSs”) as adopted by the International Accounting Standards Board (“IASB”). The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 13, 2015. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the primary statements and notes to these financial statements.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue its operations for the next twelve months. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

Reorganization

On April 1, 2015 we completed a corporate reorganization, pursuant to which all shareholders and holders of options over ordinary shares of Adaptimmune Limited exchanged their shares and options for newly issued shares and options in Adaptimmune Therapeutics Limited on a one-for-100 basis, resulting in Adaptimmune Limited becoming a wholly-owned subsidiary of Adaptimmune Therapeutics Limited, which was subsequently re-registered as Adaptimmune Therapeutics plc.

The reorganization has been accounted for in accordance with the principles of reverse acquisition accounting. Accordingly, the historical consolidated financial statements of Adaptimmune Limited and subsidiary prior to the reorganization became those of Adaptimmune Therapeutics plc. For the periods prior to the reorganization, the equity of Adaptimmune Therapeutics plc represents the historical equity of Adaptimmune Limited. No adjustments have been made to our consolidated financial statements in regard to the reorganization except for the share capital and the calculation of basic and diluted loss per share shown on the face of the income statement. In calculating basic and diluted loss per share, the weighted average number of shares outstanding gives effect to the reorganization by dividing the loss for the period by the weighted average number of shares outstanding as if the one-for-100 share exchange had been in effect throughout the period.

3                 Revenue & segmental reporting

Revenue represents recognised income from our Collaboration and License Agreement with GlaxoSmithKline (“GSK”).

For the year ended June 30, 2015, the directors determined that there was only one operating segment and there has been no change in this determination during the three months ended September 30, 2015.

For the three months months ended September 30,	2015 £’000	2014 £’000

Revenue	2,600	944

Under the GSK Collaboration and License Agreement, GSK funds the development of, and has an option to obtain an exclusive license to, our NY-ESO TCR therapeutic candidate. In addition, GSK has the right to nominate four additional target peptides, excluding those where Adaptimmune has already initiated development of a TCR therapeutic candidate. The Company received an upfront payment of £25 million in June 2014 and various milestone payments totaling £9.5 million, of which £5 million was received during the three months ended September 30, 2015. The Company is entitled to further various milestone payments based on the achievement of specified development and commercialization milestones by either the Company or GSK. The total milestone paymentss receivable under the GSK Collaboration and License Agreement have a potential value of approximately $350 million.

In addition to the development milestones, the Company is entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-double-digit percentage of net sales. Sales milestones also apply once any TCR therapeutic covered by the GSK Collaboration and License Agreement is on the market.

The GSK Collaboration and License Agreement is effective until all payment obligations expire. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements. Both parties have rights to terminate the agreement for material breach upon 60 days’ written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days’ notice to us. The Company also has rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

The revenue recognized to date relates to the upfront fee and development milestone payments received, which are being recognized in revenue over the period in which we are providing services under the GSK Collaboration and License Agreement.

4            Expenses

For the three months months ended September 30,	2015 £’000	2014 £’000

Employee benefits including share-based payment expenses	3,899	1,347
Subcontracted research and development	2,200	1,168
Materials consumed in research and development	1,167	228
Operating lease charges (other than plant and machinery)	280	53
Depreciation of owned property, plant and equipment	299	58
Amortisation of intangibles	15	—
Other expenses	1,880	652
	9,740	3,506

Research and development expenses	6,523	2,378
General and administrative expenses	3,217	1,128
	9,740	3,506

5            Finance income

For the three months months ended September 30,	2015 £’000	2014 £’000

Bank interest	152	42
Net realized foreign exchange losses	(35)	193
Net unrealized foreign exchange gains	5,287	—
	5,404	235

Foreign exchange gains are primarily unrealized gains arising on cash and cash equivalents and short-term deposits that are denominated in foreign currencies, see notes 8 and 9.

6                 Property, plant and equipment

	Computer equipment £’000	Office equipment £’000	Laboratory equipment £’000	Leasehold improvements £’000	Total £’000
Cost
At July 1, 2015	413	122	2,256	1,224	4,015
Additions	126	46	4,103	233	4,508
At September 30, 2015	539	168	6,359	1,457	8,523

Depreciation
At July 1, 2015	62	15	473	36	586
Charge for period	33	9	204	53	299
At September 30, 2015	95	24	677	89	885

Carrying value
At July 1, 2015	351	107	1,783	1,188	3,429
At September 30, 2015	444	144	5,682	1,368	7,638

7                 Restricted cash

At September 30, 2015, the Company had £1,980,000 of restricted cash, providing security for letters of credit in respect of lease agreements entered into in September 2015. The Company had no restricted cash at June 30, 2015.

8                 Short-term deposits

As of	September 30, 2015 £’000	June 30, 2015 £’000

Deposits in pounds sterling	7,500	7,500
Deposits in U.S. dollars	28,687	27,664
	36,187	35,164

Short-term deposits relate to investments of surplus short-term cash on deposit for periods between three and twelve months. The movement in the period relates to foreign exchange movements.

9                 Cash and cash equivalents

As of	September 30, 2015 £’000	June 30, 2015 £’000

Cash and cash equivalents in pounds sterling	26,806	28,749
Cash and cash equivalents in U.S. dollars	116,440	116,917
	143,246	145,666

The Group’s policy for determining cash and cash equivalents is to include all cash balances, overdrafts and short-term deposits with maturity of less than three months.

10              Capital and reserves

Share capital

As of	September 30, 2015 £’000	June 30, 2015 £’000

Allotted, called up and fully paid	425	425
424,711,900 Ordinary shares of 0.1p each
	425	425

Each holder of ordinary shares is entitled to one vote per share, on a show of hands or on a poll, at general meetings of the Company.

On the winding up of the Company the following priorities applies to payments from the liquidation surplus:

a)             Each shareholder will be entitled to an amount per share equal to the subscription price paid, or if the liquidation surplus is insufficient of the full subscription price then the shareholders will be paid in proportion to the aggregate subscription price paid in respect of the shares held by them;

b)             Thereafter, any balance shall be paid to the shareholders in proportion to the number of shares held by each of them.

Series A Preferred Shares Issued

On September 23, 2014 the Group completed a Series A Funding round led by New Enterprise Associates (NEA), with additional new investors including OrbiMed Advisors LLC, Wellington Management Company, LLP, Beacon Biosciences, Foresite Capital Management, Ridgeback Capital Management, Novo A/S, QVT, Rock Springs Capital, venBio Select and Merlin Nexus.

In conection with this funding, the Group issued 1,758,418 Series A Preferred Shares for net consideration of £60,554,000, after the deduction of fees of £3,031,000. The Preferred Shares were convertible into Ordinary shares at an initial rate of 1:1. These shares were treated as equity under the provisions of IAS 32, ‘Financial Instruments: Presentation’.

At the time of the initial public offering on May 6, 2015, all subsisting Preferred Shares automatically converted to Ordinary shares on a 1:1 basis.

11                                  Other payables

As of	September 30, 2015 £’000	June 30, 2015 £’000

Deferred income	8,879	9,100
	8,879	9,100

12              Trade and other payables

As of	September 30, 2015 £’000	June 30, 2015 £’000

Trade payables	3,080	1,259
Other taxation and social security	223	158
Deferred income	15,916	13,295
Accruals	2,674	2,280
	21,893	16,992

13              Financial assets and liabilities

The carrying amount of cash and cash equivalents, short-term deposits with a maturity of less than one year, short-term trade receivables and other receivables, including amounts due from the taxing authorities, and short-term trade payables, including amounts owed to the taxing authorities, approximate the fair value.

14   Capital commitments and contingencies

Capital expenditure commitments

	As of September 30, 2015	As of June 30, 2015
	£’000	£’000
Future capital expenditure contracted but not provided for	342	1,633

Commitments under non-cancellable operating leases

The total of future minimum lease payments payable under the entity’s non-cancellable operating leases for each of the following periods is as follows:

	As of September 30, 2015		As of June 30, 2015
	Land and buildings	Other	Land and buildings	Other
	£’000	£’000	£’000	£’000
Within one year	1,089	—	914	—
Within two to five years	11,118	—	2,772	—
Over five years	19,963	—	85	—
	32,170	—	3,771	—

The Company leases laboratory and office property in Oxfordshire, U.K. and Philadelphia, U.S.  Lease expenses for the three months ended September 30, 2015 and September 30, 2014 were £280,000 and £53,000 respectively.

In July 2015, we entered into a long-term lease agreement, with break clauses, for offices and research facilities in Philadelphia, U.S. The property is currently under construction and the lease will commence upon completion of construction. The related lease commitments are included in the table above.

In September 2015, we entered into an agreement for a 25-year lease, with break clauses, for a research and development facility in Oxfordshire, U.K. The facility is currently under construction and the lease will commence upon completion of construction. The related lease commitments are included in the table above.

15  Related parties

During the period, the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into during the three months ended September 30, 2015 and 2014 are as follows:

	September 30, 2015		September 30, 2014
For the three months ended	Invoiced to related party	Purchased from related party	Invoiced to related party	Purchased from related party
	(£’000)	(£’000)	(£’000)	(£’000)
Related party
Immunocore Limited	1	1,033	50	320
New Enterprise Associates	—	15	—	—
OrbiMed Advisors LLC	—	16	—	—

Trading balances outstanding at September 30, 2015 and June 30, 2015 are as follows:

	As of September 30, 2015		As of June 30, 2015
	Amounts owed by related party	Amounts owed to related party	Amounts owed by related party	Amounts owed to related party
	(£’000)	(£’000)	(£’000)	(£’000)
Related party
Immunocore Limited	—	44	2	90
New Enterprise Associates	—	10	—	2
OrbiMed Advisors LLC	—	8	—	—

Immunocore Limited, New Enterprise Associates and OrbiMed Advisors LLC are related parties because they are the beneficial owner of more than 5% of any class of our voting securities.

During the period, Immunocore Limited has invoiced the Group in respect of the transitional services agreement, property rent and joint patent costs. The Group has invoiced Immunocore Limited in respect of the transitional services agreement.

During the year, New Enterprise Associates has invoiced the Group for travel expenses of directors David Mott, Ali Behbahani and Elliot Sigal.

During the year, OrbiMed Advisors LLC has invoiced the Group for travel expenses of director Peter Thompson.

Remuneration of Key Management Personnel

The remuneration of the Directors and Executive Officers, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures’.

For the three months ended September 30,	2015 £’000	2014 £’000

Short-term employee benefits	543	553
Share-based payments	886	74
	1,429	627